Letter Agreement

To:	RiverNorth Capital Management, LLC
325 N. LaSalle Street, Suite 645
Chicago, IL 60654

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth Marketplace lending Corporation (the "Fund") pursuant to a Management Agreement dated as of June 30, 2016 (the "Agreement").

Effective two (2) years from the effective date of the Management Agreement, we hereby contractually agree to waive management fees from the contractual 1.25% down to 0.95%,  We further agree to reimburse  the Fund for expenses it incurs, but only to the extent necessary to limit the Fund's total annual expenses (excluding brokerage fees and commissions; loan servicing fees; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund may invest; cost of leverage; and extraordinary expenses),  including amortized  offering costs, at 1.95% of the Fund's average daily Managed Assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Directors.  This agreement may only be terminated by the Board of Directors.

Very truly yours,
RiverNorth Capital Management, LLC

/s/ Brian H. Schmucker
Chief Executive Officer

The foregoing Agreement is hereby accepted.
RiverNorth Marketplace Lending Corporation

/s/ Patrick W. Galley
President